SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the securities exchange act of 1934
(amendment no. ___)*

LianBio
(Name of Issuer)

Ordinary Shares, par value $0.000017100448 per share
(Title of Class of Securities)

53000N108**
(CUSIP Number)

Kevin Tang
4747 Executive Drive, Suite 210
San Diego, CA 92121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depository Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “LIAN.” Each ADS represents one ordinary share (“Ordinary Share”). No CUSIP has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53000N108
1		NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,320,746
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,320,746
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,320,746
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6%
14		TYPE OF REPORTING PERSON PN

Page 2 of 13 Pages

CUSIP No. 53000N108
1		NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,320,746
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,320,746
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,320,746
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6%
14		TYPE OF REPORTING PERSON OO

Page 3 of 13 Pages

CUSIP No. 53000N108
1		NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,320,746
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,320,746
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,320,746
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6%
12		TYPE OF REPORTING PERSON IN

Page 4 of 13 Pages

CUSIP No. 53000N108
1		NAMES OF REPORTING PERSONS Concentra Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
12		TYPE OF REPORTING PERSON OO

Page 5 of 13 Pages

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary shares, par value $0.000017100448 per share of LianBio, (the “Issuer”). The address of the principal executive offices of the Issuer is 103 Carnegie Center Drive, Suite 309, Princeton, NJ 08540.

Item 2.	Identity and Background

This Statement is filed by Tang Capital Partners, LP, a Delaware limited partnership engaged in capital management (“Tang Capital Partners”); Tang Capital Management, LLC, a Delaware limited liability company that is the general partner of Tang Capital Partners (“Tang Capital Management”); Concentra Biosciences, LLC, a Delaware limited liability company (“Concentra”) and Kevin Tang, a United States citizen who is the manager of Tang Capital Management and Chief Executive Officer of Concentra (“Kevin Tang” and, collectively with Tang Capital Partners, Tang Capital Management and Concentra, the “Reporting Persons”). The address of each of the Reporting Persons is 4747 Executive Drive, Suite 210, San Diego, CA 92121.

During the past five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Ordinary Shares were acquired with approximately $26.0 million of working capital set aside by Tang Capital Partners for the general purpose of investing. Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Ordinary Shares reported hereunder for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects. In light of that ongoing evaluation, on November 30, 2023, Concentra, an affiliate of Tang Capital Partners, sent an acquisition proposal to the Issuer outlining the principal terms on which it would acquire all of the outstanding Ordinary Shares of the Issuer (see Exhibit 2). The acquisition proposal provides that it is non-binding and subject to confirmatory diligence, as well as the execution of a definitive merger agreement. The Reporting Persons (excluding Concentra) are filing this Statement as an amendment to their Schedule 13G previously filed on November 1, 2023. The Reporting Persons intend to engage in discussions with the Issuer and its representatives concerning the acquisition proposal and the proposal contained therein and to enter into negotiations with the Issuer with respect thereto. There can be no certainty as to whether discussions will occur, or if they do, the outcome of such discussions.

While the Reporting Persons intend to pursue the proposal described in the acquisition proposal, in connection with their investment in the Issuer, the Reporting Persons may, subject to applicable law and regulation, further purchase, hold, vote, trade, dispose of or otherwise deal in the Ordinary Shares at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market prices of the Ordinary Shares; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, industry analysts, existing or potential strategic partners or competitors and investment and financing professionals. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) consummating the transaction contemplated by the acquisition proposal; (2) modifying their ownership of the Ordinary Shares; (3) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (4) proposing changes in the Issuer’s operations, governance or capitalization; or (5) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

Page 6 of 13 Pages

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to: (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (3) subject to applicable law and regulation, acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and/or change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) Tang Capital Partners beneficially owns 9,320,746 shares of the Issuer’s Ordinary Shares, in the form of the Issuer’s ADSs, which each represent one Ordinary Share. Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management beneficially owns 9,320,746 shares of the Issuer’s Ordinary Shares, in the form of the Issuer’s ADSs, which each represent one Ordinary Share. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang beneficially owns 9,320,746 shares of the Issuer’s Ordinary Shares, in the form of the Issuer’s ADSs, which each represent one Ordinary Share. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 108,062,638 Ordinary Shares outstanding as of November 9, 2023, as set forth in the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on November 13, 2023.

Percent of Class:

Tang Capital Partners	8.6%
Tang Capital Management	8.6%
Kevin Tang	8.6%
Concentra	0.0%

(b)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares
(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	9,320,746 shares
Tang Capital Management	9,320,746 shares
Kevin Tang	9,320,746 shares
Concentra	0 shares
(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares
(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	9,320,746 shares
Tang Capital Management	9,320,746 shares
Kevin Tang	9,320,746 shares
Concentra	0 shares

Page 7 of 13 Pages

(c)       The following describes all transactions in the Issuer’s Ordinary Shares, in the form of the Issuer’s ADSs, that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity

10/2/2023	Purchase	$1.44[1]	2,150

10/3/2023	Purchase	$1.45[2]	16,500

10/4/2023	Purchase	$1.47[3]	10,000

10/5/2023	Purchase	$1.48[4]	10,396

10/6/2023	Purchase	$1.49[5]	1,833

10/9/2023	Purchase	$1.49[6]	10,800

10/10/2023	Purchase	$1.48[7]	33,437

10/11/2023	Purchase	$1.50[8]	24,700

10/12/2023	Purchase	$1.46[9]	19,899

10/13/2023	Purchase	$1.42[10]	24,200

10/16/2023	Purchase	$1.43[11]	12,600

10/17/2023	Purchase	$1.46[12]	42,680

10/18/2023	Purchase	$1.39[13]	35,083

10/19/2023	Purchase	$1.45[14]	50,107

_____________________________

1 The prices reported are weighted-average prices. These shares were purchased in multiple transactions at prices ranging from $1.43 to $1.46. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased or sold at each price within the ranges set forth in Footnotes 1 through 62 herein.

2 These shares were purchased in multiple transactions at prices ranging from $1.42 to $1.50.

3 These shares were purchased in multiple transactions at prices ranging from $1.44 to $1.50.

4 These shares were purchased in multiple transactions at prices ranging from $1.45 to $1.50.

5 These shares were purchased in multiple transactions at prices ranging from $1.48 to $1.50.

6 These shares were purchased in multiple transactions at prices ranging from $1.47 to $1.53.

7 These shares were purchased in multiple transactions at prices ranging from $1.45 to $1.52.

8 These shares were purchased in multiple transactions at prices ranging from $1.47 to $1.51.

9 These shares were purchased in multiple transactions at prices ranging from $1.39 to $1.51.

10 These shares were purchased in multiple transactions at prices ranging from $1.39 to $1.47.

11 These shares were purchased in multiple transactions at prices ranging from $1.41 to $1.50.

12 These shares were purchased in multiple transactions at prices ranging from $1.40 to $1.52.

13 These shares were purchased in multiple transactions at prices ranging from $1.34 to $1.50.

14 These shares were purchased in multiple transactions at prices ranging from $1.38 to $1.52.

Page 8 of 13 Pages

10/20/2023	Purchase	$1.45[15]	5,615

10/20/2023	Purchase	$1.41[16]	15,700

10/23/2023	Purchase	$1.41[17]	14,300

10/24/2023	Purchase	$2.95[18]	1,000,000

10/24/2023	Purchase	$3.18[19]	1,000,000

10/24/2023	Purchase	$3.16[20]	1,000,000

10/24/2023	Purchase	$3.13[21]	643,595

10/24/2023	Purchase	$2.45[22]	1,000,000

10/24/2023	Purchase	$2.31[23]	1,000,000

10/24/2023	Purchase	$2.41[24]	1,000,000

10/24/2023	Purchase	$3.13[25]	81,614

10/25/2023	Purchase	$3.53[26]	131,749

10/25/2023	Purchase	$3.36[27]	274,791

10/25/2023	Purchase	$3.45[28]	18,532

10/26/2023	Purchase	$3.43[29]	235,177

10/27/2023	Purchase	$3.82[30]	49,636

10/27/2023	Purchase	$3.85[31]	1,150

_____________________________

15 These shares were purchased in multiple transactions at prices ranging from $1.38 to $1.47.

16 These shares were purchased in multiple transactions at prices ranging from $1.39 to $1.44.

17 These shares were purchased in multiple transactions at prices ranging from $1.38 to $1.44.

18 These shares were purchased in multiple transactions at prices ranging from $2.64 to $3.20.

19 These shares were purchased in multiple transactions at prices ranging from $3.04 to $3.20.

20 These shares were purchased in multiple transactions at prices ranging from $3.06 to $3.20.

21 These shares were purchased in multiple transactions at prices ranging from $2.92 to $3.20.

22 These shares were purchased in multiple transactions at prices ranging from $2.29 to $2.60.

23 These shares were purchased in multiple transactions at prices ranging from $2.15 to $2.42.

24 These shares were purchased in multiple transactions at prices ranging from $2.11 to $2.68.

25 These shares were purchased in multiple transactions at prices ranging from $2.94 to $3.20.

26 These shares were purchased in multiple transactions at prices ranging from $3.39 to $3.60.

27 These shares were purchased in multiple transactions at prices ranging from $3.04 to $3.50.

28 These shares were purchased in multiple transactions at prices ranging from $3.38 to $3.59.

29 These shares were purchased in multiple transactions at prices ranging from $3.18 to $3.60.

30 These shares were purchased in multiple transactions at prices ranging from $3.74 to $3.85.

31 These shares were purchased in multiple transactions at prices ranging from $3.84 to $3.85.

Page 9 of 13 Pages

10/30/2023	Purchase	$3.85[32]	8,290

10/30/2023	Purchase	$3.78[33]	63,756

10/30/2023	Purchase	$3.80[34]	1,100

10/31/2023	Purchase	$3.82[35]	9,629

11/1/2023	Sale	$4.18[36]	10,274

11/1/2023	Sale	$4.10[37]	9,600

11/2/2023	Sale	$4.14[38]	66,327

11/2/2023	Sale	$4.15[39]	44,605

11/3/2023	Sale	$4.19[40]	24,073

11/3/2023	Sale	$4.17[41]	47,978

11/6/2023	Sale	$4.13[42]	28,960

11/7/2023	Sale	$4.18[43]	41,398

11/8/2023	Sale	$4.13[44]	14,485

11/9/2023	Sale	$4.11[45]	16,370

11/10/2023	Sale	$4.11[46]	3,623

11/13/2023	Sale	$4.16[47]	22,539

_____________________________

32 These shares were purchased in multiple transactions at prices ranging from $3.82 to $3.85.

33 These shares were purchased in multiple transactions at prices ranging from $3.63 to $3.85.

34 These shares were purchased in multiple transactions at prices ranging from $3.75 to $3.85.

35 These shares were purchased in multiple transactions at prices ranging from $3.79 to $3.85.

36 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.30.

37 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.19.

38 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.20.

39 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.22.

40 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.24.

41 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.26.

42 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.19.

43 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.31.

44 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.23.

45 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.16.

46 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.12.

47 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.26.

Page 10 of 13 Pages

11/14/2023	Sale	$4.14[48]	28,200

11/15/2023	Sale	$4.12[49]	6,698

11/16/2023	Sale	$4.11[50]	6,076

11/17/2023	Sale	$4.14[51]	21,567

11/20/2023	Sale	$4.14[52]	21,901

11/21/2023	Sale	$4.15[53]	17,600

11/22/2023	Sale	$4.14[54]	15,001

11/24/2023	Sale	$4.27[55]	8,500

11/24/2023	Purchase	$3.85[56]	1,600

11/24/2023	Sale	$4.41[57]	52,725

11/24/2023	Purchase	$4.00[58]	9,624

11/27/2023	Purchase	$4.00[59]	22,623

11/28/2023	Purchase	$4.01[60]	17,367

11/29/2023	Purchase	$4.05[61]	386

11/30/2023	Purchase	$4.06[62]	9,853

_____________________________

48 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.24.

49 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.15.

50 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.14.

51 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.21.

52 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.23.

53 These shares were sold in multiple transactions at prices ranging from $4.11 to $4.19.

54 These shares were sold in multiple transactions at prices ranging from $4.10 to $4.21.

55 These shares were sold in multiple transactions at prices ranging from $4.15 to $4.35.

56 These shares were purchased in multiple transactions at prices ranging from $3.80 to $3.85.

57 These shares were sold in multiple transactions at prices ranging from $4.15 to $4.55.

58 These shares were purchased in multiple transactions at prices ranging from $3.98 to $4.04.

59 These shares were purchased in multiple transactions at prices ranging from $3.94 to $4.05.

60 These shares were purchased in multiple transactions at prices ranging from $3.94 to $4.05.

61 These shares were purchased in multiple transactions at $4.05.

62These shares were purchased in multiple transactions at prices ranging from $4.01 to $4.07.

Page 11 of 13 Pages

(d)       No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2:	Acquisition Proposal, dated November 30, 2023, sent from Concentra to the Issuer.

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 30, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 13 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares, par value $0.000017100448, of LianBio, and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of November, 2023.

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

EXHIBIT 2

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210 | San Diego, CA 92121

November 30, 2023

Board of Directors
LianBio
c/o Konstantin Poukalov, Founder and Executive Chairman
103 Carnegie Center Drive, Suite 309

Princeton, New Jersey 08540

Re:	Acquisition Proposal

Dear Directors:

On behalf of Concentra Biosciences, LLC, I am pleased to submit this non-binding proposal to acquire 100% of the equity of LianBio for $4.30 per share in cash, plus a contingent value right (“CVR”) representing the right to receive 80% of the net proceeds payable from any license or disposition of LianBio’s programs (the “CVR Products”). We applaud your successful monetization of LianBio’s commercial rights to mavacamten and your decision to pursue a strategic transaction with the objective of maximizing value for shareholders. We hope that you find that our proposal meets this objective.

Concentra has access to significant capital resources through an arrangement with Tang Capital Partners, LP, its controlling shareholder. The management of Concentra has the expertise and resources to both maximize the value of the CVR for the benefit of legacy LianBio stockholders and, to the extent necessary, responsibly manage and/or transition any remaining clinical study activities for the benefit of patients.

Our proposal is subject to limited confirmatory due diligence and is based on the availability of at least $515 million of cash and cash equivalents at closing, net of any residual liabilities and closing costs. We expect that we can complete due diligence and negotiate a definitive merger agreement by December 22, 2023 and would be able to close our acquisition through a cash tender by February 22, 2024.

We believe that our proposal represents a compelling offer for LianBio stockholders. We hope that you share this view and look forward to discussing our proposal with you further. We would appreciate a response by 5pm ET on December 8, 2023, at which point this offer will expire.

Sincerely,

Kevin Tang
Chief Executive Officer